Luis Rodolfo Capitanachi Dagdug, CFO                      David Gutierrez (investors, analysts, media)
011-52-55-5629-8866                                                   312-780-7204
luis.capitanachi@tmm.com.mx                                     dgutierrez@dresnerco.com

Miguel Angel Gonzalez, Investor Relations
011-52-55-5629-8866
miguel.a.gonzalez@tmm.com.mx

GRUPO TMM REPORTS FOURTH QUARTER AND FULL YEAR 2021 FINANCIAL RESULTS
(In Millions of Mexican Pesos)

2021 Results Include:

o	Stockholders’ Equity of $1,834.8 million.
o	Financial Debt of 14.3 percent from Stockholders’ Equity.
o	Accumulated Financial expenses decreased 23.4 percent.
o	Consolidated revenues increased 13.1 percent.
o	Reactivation of our offshore vessels, specialized vessels, shipyard and shipping agency businesses.

Mexico City, March 21, 2022 – Grupo TMM, S.A.B. (OTC: GTMAY and BMV: TMM A; “TMM” or the “Company”), a Mexican maritime transportation & infrastructure and logistics Company, reported today its financial results for the fourth quarter and full year 2021.
Vanessa Serrano Cuevas, Chairman of Grupo TMM, said, “The Company continues to focus on increasing the market share of its businesses, offering its clients integrated transportation, logistics, warehousing, distribution, maritime infrastructure and commercialization services, relying on strategies of technological transformation, cost optimization and customer diversification.
Proof of this is the contracting of specialized vessels (Mud-vessels), the strategic agreement with a world-renowned company to commercialize fuels in national territory and the recent award of a 10-year contract to operate 5,184 square meter as an authorized bonded warehouse at Felipe Angeles International Airport cargo terminal.
The Company continues its financial recovery encompassed by the reactivation of Mexico economic activities and consequently in some of our businesses such as cruise agency, shipyard and bulk carriers to South America, together with the great effort in the control of our administrative expenses.”
FOURTH-QUARTER AND FULL YEAR 2021 OPERATING AND FINANCIAL RESULTS
Consolidated revenue in the fourth quarter of 2021 was $421.0 million, compared to $296.7 million in the same period of the previous year.  Consolidated revenue for the twelve months of 2021 was $1,361.2 million compared to $1,203.1 million for the same period of the previous year.  As mentioned in earlier reports, the Company continues its recovery trend quarter by quarter; On August we started operations of three specialized vessels contracted by one of our main clients, we also registered an increase in the works carried out in the Shipyard as result of the gradual reactivation of the energy industry.
The consolidated operating result in the fourth quarter of 2021 registered a loss of $52.9 million.  The consolidated operating result for the year ended 2021 resulted in a loss of $195.8 million, of which $169.3 million were from non-recurring operations, mainly due to the recognition of contingent assets, the sale of the chemical tanker “Olmeca” during the first quarter of the year as well as expenses related to the cancellation of the lease of the former corporate building.
Maritime revenue in the fourth quarter 2021 was $303.3 million compared to $197.5 million in the same period of previous year, mainly due to the start of operations since August of the three specialized vessels called Mud-Vessels, an increase in the number of calls in the bulk carrier segment, as well as in the number of jobs in the shipyard derived from the gradual recovery of the industry.  Maritime revenue for the twelve months of 2021 was $973.6 million, compared to $751.2 million for the same period of the previous year.
Maritime operating income in the fourth quarter of 2021 was $22.8 million compared to $36.7 million in the same period of 2020. For the year ended 2021, Maritime operating income was $82.9 million compared to $74.5 million for the same period last year.
Maritime EBITDA in the fourth quarter of 2021 was $33.3 million and EBITDA margin was 11.0 percent.  For the full year 2021, Maritime EBITDA was $106.0 million and accumulated EBITDA margin was 10.9 percent.
Ports and Terminals revenues in the fourth quarter of 2021 was $56.7 million, compared to $67.6 million for the same period of the previous year.  During the twelve months of 2021, Ports and Terminals revenue was $234.1 million while in the same period of 2020 was 313.0 million; Year 2021 has still been affected by the prolonged impact of the COVID-19 pandemic deriving in a series of negative impacts worldwide such as the shortage of containers, coupled with the decision of the Mexican Government to not renewing the concession to operate the port of Acapulco.
Ports and Terminals operations results in the quarter registered a loss of $4.0 million, compared to a loss of $9.3 million in the same period of the previous year.  During the twelve months of 2021, the operating result of Ports and Terminals registered a loss of $18.7 million compared to a loss of $17.2 million for the same period of previous year.
Ports and Terminals EBITDA in the fourth quarter of 2021 was $3.3 million.  Full year 2021 Ports and Terminals EBITDA was $14.5 million and accumulated EBITDA margin was 6.2 percent.
Warehousing Services revenue was $61.0 million in the fourth quarter of 2021 compared to $31.6 million in the same period last year stemming from a new three-month contract with a major retailer in the country. During the twelve months of 2021, Warehousing revenues registered $153.5 million compared to $139.0 million in the same period of 2020.

DEBT
As of December 31, 2021, Grupo TMM’s net debt was $173.3 million, and our cash position was $88.6 million. Additionally, the cost of debt decreased 19.6 percent.

Total Debt*
- Millions of Mexican Pesos –

	As of Dec 31, 2021	As of Dec 31, 2020
Short-term Debt	$196.2	$129.1
Long-term Debt	65.6	53.6
Total Debt	$261.8	$182.7
Cash	88.6	143.0
Net Debt	$173.2	$39.7

Short-term Leases	$126.3	$58.2
Long-term Leases	285.7	297.3
Leases IFRS 16	$411.9	$355.5

Stockholders’ Equity	$1,834.8	$2,247.4
Book value per share	$18.0	$22.0

*Book Value

Headquartered in Mexico City, Grupo TMM is a Mexican Maritime-management transportation and logistics Company.  Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of Maritime services port management and logistics.  For more information on Grupo TMM, please visit the company’s web site at www.grupotmm.com.  The site offers Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; risks associated with the Company's reorganization and restructuring; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.

Financial tables follow

Grupo TMM, S.A.B. and Subsidiaries
Balance Sheet*
- Millions of Pesos -

	December 31,	December 31,
	2021	2020

Cash in cash and banks	40.4	103.2
Restricted cash	48.2	39.7
Total cash and cash equivalents	88.6	143.0
Accounts receivable – Net	481.2	228.6
Other accounts receivable	68.7	60.8
Taxes to be recovered	202.9	203.5
Prepaid expenses and others current assets	143.0	86.3
Non-current assets held for sale	455.2	-
Total current assets	1,439.5	722.2
Taxes to be recovered long term	280.0	238.0
Property, machinery and, equipment	1,648.6	2,894.8
Cumulative Depreciation	(178.9)	(366.1)
Property, machinery and, equipment – Net	1,469.6	2,528.7
Rights of use	334.4	354.2
Other assets	276.2	187.5
Total assets	3,799.7	4,030.5
Bank loans and current maturities of long-term liabilities	196.2	129.1
Leases short-term	126.3	58.2
Suppliers	436.8	229.0
Other accounts payable and accrued expenses	550.4	526.6
Total current liabilities	1,309.7	942.9
Bank loans	65.6	53.6
Leases long-term	285.7	297.3
Deferred taxes	196.1	312.3
Other long-term liabilities	107.9	177.0
Total long-term liabilities	655.3	840.3
Total liabilities	1,964.9	1,783.1
Total stockholders´ equity	1,834.8	2,247.4
Total liabilities and stockholders´ equity	3,799.7	4,030.5

*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and Subsidiaries
*Statement of Income
- Millions of Pesos -

	Quarter ended		Year ended
	December 31,		December,
	2021	2020	2021	2020

Maritime	303.3	197.5	973.6	751.2
Ports and Terminals	56.7	67.6	234.1	313.0
Warehousing Services	61.0	31.6	153.5	139.0
Revenue from freight and services	421.0	296.7	1,361.2	1,203.3
Maritime	(270.0)	(151.1)	(867.7)	(634.9)
Ports and Terminals	(53.4)	(67.0)	(219.6)	(292.2)
Warehousing Services	(41.0)	(18.9)	(109.5)	(110.3)
Cost of freight and services	(364.3)	(236.9)	(1,196.7)	(1,037.4)
Maritime	(10.6)	(9.8)	(23.0)	(41.8)
Ports and Terminals	(7.4)	(9.9)	(33.2)	(38.0)
Warehousing Services	(19.6)	(14.1)	(56.5)	(45.3)
Depreciation and amortization	(37.6)	(33.7)	(112.8)	(125.0)
Maritime	22.8	36.7	82.9	74.5
Ports and Terminals	(4.0)	(9.3)	(18.7)	(17.2)
Warehousing Services	0.4	(1.4)	(12.5)	(16.5)
Results by business	19.1	26.1	51.7	40.8
Corporate expenses	28.9	(16.8)	(73.8)	(96.3)
Corporate depreciation and amortization	(1.1)	(1.9)	(4.4)	(16.0)
Non-recurring (expenses) income	(99.7)	(75.7)	(169.3)	(257.2)
Operating (loss) gain	(52.9)	(68.3)	(195.8)	(328.8)
Financial (expenses) income - Net	(9.2)	(8.1)	(28.2)	(35.0)
Leases financial expenses	(4.2)	(11.6)	(34.2)	(33.5)
Exchange gain (loss) - Net	(4.6)	29.1	3.2	(25.1)
Net financial cost	(18.1)	9.5	(59.2)	(93.7)
(loss) gain before taxes	(70.9)	(58.9)	(255.0)	(422.5)
Provision for taxes	0.0	(16.6)	21.1	19.3

Net (loss) gain for the period	(70.9)	(75.5)	(233.9)	(403.2)

Attributable to:
Minority interest	1.3	(0.1)	(5.5)	(5.0)
Equity holders of GTMM, S.A.B.	(72.3)	(75.4)	(228.4)	(398.1)

Weighted average outstanding shares (millions)	102.183	102.183	102.183	102.183
Income (loss) earnings per share (pesos/share)	(0.7)	(0.7)	(2.2)	(3.9)

Outstanding shares at end of period (millions)	102.183	102.183	102.183	102.183
Income (loss) earnings per share (pesos/share)	(0.7)	(0.7)	(2.2)	(3.9)

*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and subsidiaries
*Statement of Cash Flow
- Millions of Pesos -

	Quarter ended		Year ended
	December 31,		December 31,
	2021	2020	2021	2020

Net loss for the period	(70.9)	(75.5)	(233.9)	(403.2)
Depreciation & amortization	38.7	35.9	117.2	142.3
Deferred taxes	(0.2)	34.3	(28.2)	(30.2)
Other non-cash items	36.9	39.2	137.6	200.8
Total non-cash items	75.4	109.4	226.7	312.9
Changes in assets & liabilities	(27.7)	(0.9)	(112.0)	(122.4)
Total adjustments	47.8	108.5	114.7	190.5
Net cash used in operating activities	(23.2)	33.0	(119.2)	(212.6)

Proceeds from sales of assets	13.3	34.7	97.0	41.7
Payments for purchases of assets	(0.6)	(7.1)	(42.6)	(28.4)
Net cash (used in) provided by investment activities	12.7	27.7	54.4	13.3

Short-term borrowings (net)	3.7	(6.0)	37.5	(35.2)
Repayment of leases	25.9	(20.1)	(43.3)	(90.4)
Proceeds from (repayment of) long-term debt	(4.1)	(65.2)	15.6	(79.8)
Net cash provided by (used in) financing activities	25.5	(91.3)	9.8	(205.4)
Exchange effect on cash	(2.6)	(14.8)	0.5	34.9
Net increase (decrease) in cash	12.4	(45.5)	(54.4)	(369.8)
Cash at beginning of period	76.2	188.5	143.0	512.8
Cash at end of period	88.6	143.0	88.6	143.0

*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.